101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

May 15, 2023

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 64 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 64 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and amendment to Exhibit C to reflect Director and committee member changes at BOX Holdings Group LLC, BOX Options Market LLC, and BOX Technology LLC.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 64.

This Amendment No. 64 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
TM-Marketsupervision@sec.gov
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 5/15/2023	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

   23007642
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 5/15/2023 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), ________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of _________________ State of ______________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 64
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 64. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
    - Drew Haney, VP, Finance and Administration
    - Lisa Ruggiero, Secretary

   Directors of BOX Holdings Group LLC:
    - Luc Bertrand, Chairman
    - Edward Boyle, Vice Chairman
    - Nicole Rosenberg, Vice President, TMX Group Inc.
    - Ryan Gould, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley, Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
    - Ashton Galya, Vice President, JP Morgan
    - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
    - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
    - Amir Heravi, Managing Director, UBS Americas Inc.

   Committees:
   Audit Committee:
    - William Easley
    - Scott Litvinoff
    - Nicole Rosenberg

   Executive Committee:
    - Luc Bertrand
    - Ed Boyle
    - William Easley
    - Troy Kane
    - Nicole Rosenberg

BOX Options Market LLC

9. Officers of BOX Options Market LLC:
    - Patrick Zielinski – Chief Executive Officer
    - Lisa Ruggiero, General Counsel and Secretary

    Directors of BOX Options Market LLC:
    - Luc Bertrand, Chairman
    - Edward Boyle, Vice Chairman
    - Nicole Rosenberg, Vice President, TMX Group Inc.
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley, Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
    - Ashton Galya, Vice President, JP Morgan
    - Nate Pomeroy, Principal, Wolverine Holdings, L.P.
    - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
    - Amir Heravi, Managing Director, UBS Americas Inc.
    - Marguerite Donovan, Deputy Chief Regulatory Officer, BOX Exchange LLC

    Committees:
    Audit Committee:
    - William Easley
    - Scott Litvinoff
    - Nicole Rosenberg

    Compensation Committee:
    - Luc Bertrand
    - Troy Kane

    Executive Committee:
    - Luc Bertrand
    - Ed Boyle
    - Patrick Zielinski
    - Troy Kane
    - Nicole Rosenberg

BOX Technology LLC

9. Officers of BOX Technology LLC:
    - Will Easley, Chief Executive Officer
    - Lisa Ruggiero, Secretary

   Directors of BOX Technology LLC:
    - Luc Bertrand, Chairman
    - Ed Boyle, Vice Chairman
    - William Easley, Managing Director, Aragon Solutions, Ltd.
    - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC
    - Nicole Rosenberg, Vice President, Governance, Legal and Business Affairs, TMX Group Ltd.
    - Marguerite Donovan, Deputy Chief Regulatory Officer, BOX Exchange LLC
    - Patrick Zielinski, Chief Executive Officer, BOX Options Market LLC